UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 For May 21, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [_]               Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                          Yes [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 ---------

This Current Report on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant's Registration Statement on Form F-9 under the Securities Act of 1933 (File No. 333-115330) and the Registrant's Registration Statements on Form S-8 under the Securities Act of 1933 (File Nos. 333-105648, 333-14284, 333-13432 and 333-11982).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         PRECISION DRILLING CORPORATION



                                         Per: /s/ Jan M. Campbell
                                              ------------------------
                                              Jan M. Campbell
                                              Corporate Secretary



Date:  May 21, 2004

                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT



ITEM 1.      NAME AND ADDRESS OF COMPANY

             Precision Drilling Corporation (the "Corporation") 4200, 150 - 6th Avenue S.W.
             Calgary, AB
             T2P 3Y7
             Tel: (403) 716-4500

ITEM 2.      DATE OF MATERIAL CHANGE

             May 18, 2004

ITEM 3.      NEWS RELEASE

             A press release was disseminated on May 21, 2004 via Canada
             NewsWire.

ITEM 4.      SUMMARY OF MATERIAL CHANGE

             The Corporation's wholly owned subsidiary, Precision Holdings (UK) Limited, has acquired 99.7% of the issued and outstanding shares of Reeves Oilfield Services Limited.

ITEM 5.      FULL DESCRIPTION OF MATERIAL CHANGE

             The Corporation announces that its wholly owned subsidiary, Precision Holdings (UK) Limited, has acquired 99.7% of the issued and outstanding shares of UK based Reeves Oilfield Services Limited ("Reeves") pursuant to its previously announced offer to acquire all of the issued and outstanding shares of Reeves (the "Offer") for (pound)92.4 million, ((pound)88.4 million net of cash acquired, equivalent to Cdn. $218 million). The Offer will remain open for acceptance until June 10, 2004. A 100% shareholding is sought, whether this be achieved through 100% eventual acceptances or use of the mandatory buy-out mechanism provided in the Companies Act 1985 (United Kingdom).

             Reeves' premier offering consists of a highly reliable formation evaluation logging system that may be conveyed on wireline or using an array of conveyance alternatives such as drill pipe, tractors, or coil tubing. The Reeves system design enables high quality logging data to be recorded more efficiently than current competitors' offerings.

ITEM 6.      RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

             Not Applicable

ITEM 7.      OMITTED INFORMATION

             Not Applicable


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                                       2



ITEM 8.      EXECUTIVE OFFICER

             The name and business number of the executive officer of Precision Drilling Corporation who is knowledgeable about the material change and this report is:

                      Dale E. Tremblay - Senior Vice President Finance and
                                         Chief Financial Officer
                      Telephone: (403) 716-4500

ITEM 9.      DATE OF REPORT

             May 21, 2004